UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

CRESCENT FINANCIAL CORPORATION
(Name of Subject Company (issuer))

CRESCENT FINANCIAL CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

225744 10 1
(CUSIP Number of Class of Securities)

Copies to:

Michael G. Carlton President and Chief Executive Officer Crescent Financial Corporation 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9.    Material to be filed as Exhibits

The following exhibit is filed herewith:

Exhibit Number	Description
99.1	Press Release issued by Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated October 24, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2011

CRESCENT FINANCIAL CORPORATION

By:	/s/ Bruce W. Elder
Name: Bruce W. Elder
Title: Vice President and Secretary